UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-4448

Baxter International Inc.

(Exact name of registrant as specified in its charter)
One Baxter Parkway, Deerfield, Illinois 60015
Telephone: 847.948.2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Preferred Stock Purchase Rights(1)

(Title of each class of securities covered by this Form)
Common Stock, $1.00 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: None.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Baxter International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 24, 2009	By:	/s/ David P. Scharf
David P. Scharf
Corporate Vice President, Corporate Secretary and Deputy General Counsel

(1) The Preferred Stock Purchase Rights (the “Rights”) referenced above expired on March 23, 2009 in accordance with the terms of the Rights Agreement, dated as of December 9, 1998, by and between the Registrant and Computershare Trust Company, N.A. (as successor to First Chicago Trust Company), as rights agent. The Registrant initially filed a Form 8-A to register the Rights on February 23, 1999, which Form 8-A was subsequently amended on May 30, 2001.